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                                                   Filed by Identix Incorporated
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                           Subject Company: Identix Incorporated
                                                     Commission File No.: 1-9641

This filing relates to a planned merger (the "Merger") between Identix Incorporated ("Identix") and Visionics Corporation ("Visionics") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 22, 2002 (the "Merger Agreement"), by and among Identix, Viper Acquisition Corp. and Visionics. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Identix on February 26, 2002, and is incorporated by reference into this filing.

Additional information regarding the terms of the proposed merger are contained in a registration statement on Form S-4 filed by the parties with the SEC on March 18, 2002. Stockholders of Identix and Visionics are encouraged to read the joint proxy statement-prospectus contained in the registration statement, as subsequently amended, because it contains important information. A copy of the registration statement may be obtained by accessing the SEC's web site at www.sec.gov, Identix' web site at www.identix.com or Visionics' web site at www.visionics.com.

On April 17, 2002, Identix issued the following press release:

          Identix Comments on Preliminary Fiscal Third Quarter Results

  Anticipates Revenue In-Line With Company Expectations, With Security Revenue
          Exceeding Top Range of Expectations by More Than 40 Percent; Anticipates Net Loss to Slightly Exceed Company Expectations

LOS GATOS, Calif., April 17 -- Identix Incorporated (Nasdaq: IDNX) announced today that preliminary estimates of consolidated revenue for its fiscal 2002 third quarter, ended March 31, 2002, show revenue in-line with previously provided Company expectations, with Security revenue expected to exceed the top of the Company's expected revenue range by more than 40 percent. The Company anticipates consolidated fiscal third quarter revenue to be near the lower end of its previously provided expectations of $19.0 million to $20.5 million, based largely on lower than expected Government Services revenue.

The Company also said it anticipates its loss for the third quarter will be between $0.16 and $0.17 per share, slightly outside the previously expected range of a loss of $0.12 to $0.15 per share, due primarily to softness in its Government Services business. Identix believes the lower than expected Government Services revenue during the quarter was based primarily on an absence of new contract starts and a reduction in current contract funding due to an unforeseen shift in governmental focus to contracts for wartime critical operations. Identix believes that new

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contract awards for its base Government Services back office and engineering services business will resume at normal levels over the next few quarters.

Security revenue is expected to be strong, coming in between $3.0 and $3.2 million, versus previously anticipated Security revenue of $1.8 to $2.2 million. Imaging revenue is expected to be in-line with previously provided expectations of imaging revenue between $5.3 million to $6.3 million, coming in closer to the lower end of the range. Government Services revenue is expected to be in the range of $10.2 to $10.5 million, less than the previously provided expectations for Government Services revenue of $11.0 to $12.0 million. Identix expects to report complete results for its fiscal third quarter and nine months ended March 31, 2002, before market on April 24, 2002.

Identix said that tremendous progress has been made toward the finalization of its pending merger of equals with Visionics Corporation (Nasdaq: VSNX). The merger remains on track to close by the end of June 2002, and Identix believes that the combined company will be able to eliminate substantial costs shortly after closure.

Identix Chairman and CEO Bob McCashin commented, "Our preliminary results substantiate the high level of interest we have experienced in our fingerprint biometric security solutions and we expect to report the largest quarterly Security revenue in Identix' history. We continue to experience strong growth in our product pipeline supported by unprecedented interest in our security solution offerings across many diverse industries.

"While we are extremely pleased with our preliminary Security revenue results," McCashin continued, "we are disappointed to have this accomplishment offset by lower than expected Government Services revenue and higher than anticipated expenses.

"During the fiscal third quarter," McCashin added, "we had fewer new Government Services contract starts than anticipated. Additionally, we experienced governmental budgetary reductions of up to 20 percent or more on some current contracts as work was pushed out to fund necessary wartime efforts. Both of these events contributed significantly to the revenue shortfall and negatively impacted the margins in our Services business.

"We believe that the majority of these government services contracts will return to previous levels of funding over the next several quarters and we also expect to see a resumption in new contract awards," he said. "We feel that our Government Services business continues to be an excellent sales channel for our products into the federal government and helped contribute to what we anticipate will be a record setting quarter for Security revenue. We are confident that we will continue to sell more products into the federal government, while at the same time return this services line of business to more historical levels." About Identix

Identix Incorporated, www.Identix.com , is a leader in designing, developing, manufacturing and marketing products for the capture and/or comparison of fingerprints for security, anti-fraud, law enforcement, physical access and other applications. Identix designs and develops proprietary, cost-effective, security products and solutions for personal identification and verification. Through itrust(TM), Identix offers an array of Internet and wireless web secure transaction processing services, and provides a wide range of applications to markets that include corporate


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enterprise security, Intranet, extranet, and Internet, wireless Web access and security, E-commerce, government and law enforcement agencies.

The statements in this release that relate to future plans, events or performance are forward-looking statements that reflect the Company's current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company cautions investors that any forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in such forward looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties arising out of or related to: development of the marketplace for biometrics solutions; demand for the Company's products and services; the ability of the Company's alliances to succeed and in particular, the ability of the Company to complete product development, successfully manufacture its products in volume and broadly disseminate the Company's products; increasing levels of competition in the space for wired and wireless web security services; the perceived need for secure communications and commerce in such markets; the proposed merger between Identix and Visionics, such as obtaining regulatory and shareholder approval, fulfilling the conditions set forth in the definitive merger agreement for the closing of the anticipated transaction, and the timing of the closing of the transaction; and other risks as identified in the Company's SEC filings. The Company disclaims any intention or obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect the occurrence of unanticipated events.

For further information, please contact Damon Wright, Director of Investor Relations and Public Relations of Identix Incorporated, +1-408-335-1400, dwright@identix.com.




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